UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2010

Attached is the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2010, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 6, 2010 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated August 5, 2010, a copy of which was furnished under cover of Form 6-K on August 5, 2010.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: August 6, 2010

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2010	June 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥911,062	¥1,001,227
Short-term investments	382,227	224,520
Notes and accounts receivable, trade	1,948,467	1,727,371
Allowance for doubtful accounts	(41,092)	(38,606)
Inventories (Note 2)	278,869	309,052
Prepaid expenses and other current assets	508,373	597,867
Deferred income taxes	257,793	243,118

Total current assets	4,245,699	4,064,549

Property, plant and equipment:
Telecommunications equipment	14,708,053	14,732,609
Telecommunications service lines	14,285,962	14,341,318
Buildings and structures	5,789,511	5,789,187
Machinery, vessels and tools	1,790,366	1,801,850
Land	1,122,797	1,123,871
Construction in progress	269,149	271,491

	37,965,838	38,060,326
Accumulated depreciation	(27,908,292)	(28,100,006)

Net property, plant and equipment	10,057,546	9,960,320

Investments and other assets:
Investments in affiliated companies	634,950	642,482
Marketable securities and other investments	301,270	281,860
Goodwill	499,830	500,734
Other intangibles	1,453,941	1,447,220
Other assets	916,884	904,955
Deferred income taxes	828,935	840,284

Total investments and other assets	4,635,810	4,617,535

Total assets	¥18,939,055	¥18,642,404

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2010	June 30, 2010
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥310,597	¥309,469
Current portion of long-term debt	781,323	835,198
Accounts payable, trade	1,301,944	1,003,446
Accrued payroll	442,295	341,143
Accrued interest	11,309	9,907
Accrued taxes on income	258,178	103,860
Accrued consumption tax	33,433	49,501
Advances received	152,619	181,489
Deposit received	85,377	153,787
Other	211,235	214,179

Total current liabilities	3,588,310	3,201,979

Long-term liabilities:
Long-term debt	3,376,669	3,365,578
Obligations under capital leases	41,032	33,906
Liabilities for employees’ retirement benefits	1,447,781	1,453,858
Other	714,384	740,538

Total long-term liabilities	5,579,866	5,593,880

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3)
Authorized – 6,192,920,900 shares
Issued – 1,574,120,900 shares at March 31 and June 30, 2010	937,950	937,950
Additional paid-in capital	2,838,927	2,833,826
Retained earnings (Note 3)	5,406,726	5,483,272
Accumulated other comprehensive income (loss)	(189,606)	(196,753)
Treasury stock, at cost (Note 3) – 250,923,665 shares at March 31 and 250,925,545 shares at June 30, 2010	(1,205,844)	(1,205,845)

Total NTT shareholders’ equity	7,788,153	7,852,450

Noncontrolling interests	1,982,726	1,994,095

Total equity	9,770,879	9,846,545

Contingent liabilities (Note 7)

Total liabilities and equity	¥18,939,055	¥18,642,404

	Millions of yen
	March 31, 2010	June 30, 2010

Per share of common stock:

NTT shareholders’ equity	¥5,885.86	¥5,934.46

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2009	2010
Operating revenues:
Fixed voice related services	¥599,174	¥554,342
Mobile voice related services	540,016	517,805
IP/packet communications services	761,269	815,693
Sale of telecommunications equipment	163,810	166,140
System integration	283,765	274,831
Other	154,855	170,102

	2,502,889	2,498,913

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	582,851	579,011
Cost of equipment sold (exclusive of items shown separately below)	213,552	206,537
Cost of system integration (exclusive of items shown separately below)	182,150	170,598
Depreciation and amortization	496,606	482,152
Impairment loss	304	246
Selling, general and administrative expenses	701,655	720,715

	2,177,118	2,159,259

Operating income (loss)	325,771	339,654

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,805)	(13,657)
Interest income	6,338	5,636
Other, net	8,612	9,980

	145	1,959

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	325,916	341,613

Income tax expense (benefit):
Current	124,554	127,507
Deferred	7,760	6,088

	132,314	133,595

Income (loss) before equity in earnings (losses) of affiliated companies	193,602	208,018
Equity in earnings (losses) of affiliated companies	2,704	700

Net income (loss)	196,306	208,718

Less – Net income attributable to noncontrolling interests	(56,749)	(52,780)

Net income (loss) attributable to NTT	¥139,557	¥155,938

Summary of total comprehensive income (loss):
Net income (loss)	¥196,306	¥208,718
Other comprehensive income (loss) (Note 3)	32,488	(8,292)
Comprehensive income (loss)	228,794	200,426
Less – Comprehensive income attributable to noncontrolling interests	(63,420)	(51,635)

Comprehensive income (loss) attributable to NTT	¥165,374	¥148,791

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,281,408	1,323,195,454
Net income (loss) attributable to NTT	¥105.46	¥117.85

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2009	2010

Cash flows from operating activities:
Net income (loss)	¥196,306	¥208,718
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	496,606	482,152
Impairment loss	304	246
Deferred taxes	7,760	6,088
Loss on disposal of property, plant and equipment	26,290	15,599
Equity in (earnings) losses of affiliated companies	(2,704)	(700)
(Increase) decrease in notes and accounts receivable, trade	207,894	244,511
(Increase) decrease in inventories (Note 2)	(50,407)	(30,195)
(Increase) decrease in other current assets	(75,244)	(91,367)
Increase (decrease) in accounts payable, trade and accrued payroll	(247,096)	(251,137)
Increase (decrease) in accrued consumption tax	17,742	16,077
Increase (decrease) in accrued interest	(951)	(1,404)
Increase (decrease) in advances received	25,884	28,928
Increase (decrease) in accrued taxes on income	(185,967)	(154,332)
Increase (decrease) in other current liabilities	46,275	69,729
Increase (decrease) in liability for employees’ retirement benefits	20,195	8,310
Increase (decrease) in other long-term liabilities	7,811	27,020
Other	(13,424)	(64,633)

Net cash provided by (used in) operating activities	477,274	513,610

Cash flows from investing activities:
Payments for property, plant and equipment	(399,791)	(395,030)
Proceeds from sale of property, plant and equipment	10,339	5,523
Payments for purchase of non-current investments	(33,515)	(14,918)
Proceeds from sale and redemption of non-current investments	4,167	9,757
Payments for purchase of short-term investments	(3,040)	(167,609)
Proceeds from redemption of short-term investments	10,439	326,478
Acquisition of intangibles and other assets	(191,858)	(117,075)

Net cash provided by (used in) investing activities	¥(603,259)	¥(352,874)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2009	2010
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥275,379	¥159,710
Payments for settlement of long-term debt	(221,148)	(105,680)
Proceeds from issuance of short-term debt	1,307,436	768,104
Payments for settlement of short-term debt	(1,187,477)	(769,365)
Dividends paid (Note 3)	(72,780)	(79,392)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	25	(7)
Other	(41,319)	(44,140)

Net cash provided by (used in) financing activities	60,116	(70,770)

Effect of exchange rate changes on cash and cash equivalents	1,955	199

Net increase (decrease) in cash and cash equivalents	(63,914)	90,165
Cash and cash equivalents at beginning of period	1,052,777	911,062

Cash and cash equivalents at end of period	¥988,863	¥1,001,227

Cash paid during the period for:
Interest	¥15,754	¥15,059
Income taxes, net	¥307,717	¥277,642

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2010, and the consolidated statements of income for the three months ended June 30, 2009 and 2010 and cash flows for the three months ended June 30, 2009 and 2010 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets” issued by Financial Accounting Standards Board (“FASB”) in December 2009. This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU also provides for transfers that occurred before and after its effective date. The adoption of this ASU did not have an impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. The adoption of this ASU had an impact on the accounting for consolidated VIE, however, management does not believe the adoption of this ASU had a material impact on the results of operations and financial position of NTT Group.

(2) Recent Pronouncements Not Yet Adopted

In October 2009, the FASB issued ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on the results of operations and financial position of NTT Group.

In October 2009, the FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on the results of operations and financial position of NTT Group.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2009 and 2010, there is no difference between basic EPS and diluted EPS.

2. Inventories:

Inventories at March 31 and June 30, 2010 comprised the following:

	Millions of yen
	March 31, 2010	June 30, 2010

Telecommunications equipment to be sold and materials	¥151,075	¥167,897
Projects in progress	86,325	101,878
Supplies	41,469	39,277

Total	¥278,869	¥309,052

3. Equity:

Outstanding shares and Treasury stock–

The changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2010 and for the three months ended June 30, 2010, were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	130,382
Resale of treasury stock to holders of less-than-one-unit shares	—	(50,884)

Balance at March 31, 2010	1,574,120,900	250,923,665

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	7,602
Resale of treasury stock to holders of less-than-one-unit shares	—	(5,722)

Balance at June 30, 2010	1,574,120,900	250,925,545

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during this calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012.

No treasury stock was cancelled for the three months ended June 30, 2010.

The shareholders’ meeting on June 24, 2010, did not resolve that NTT may acquire its common stock.

Dividend –

Cash dividends paid for the three months ended June 30, 2010 were as follows:

Resolution	The shareholders’ meeting on June 24, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,392 million
Cash dividends per share	¥60
Date of record	March 31, 2010
Date of payment	June 25, 2010

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to the noncontrolling interests for the three months ended June 30, 2009, and 2010, were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥7,298,110	¥1,847,520	¥9,145,630
Dividends paid to NTT Shareholders	(72,780)	—	(72,780)
Dividends paid to noncontrolling interests	—	(39,389)	(39,389)
Acquisition of treasury stocks	(32)	—	(32)
Resale of treasury stocks	57	—	57
Other equity transactions	—	5,534	5,534
Net income (loss)	139,557	56,749	196,306
Other comprehensive income (loss)	25,817	6,671	32,488
Unrealized gain (loss) on securities	10,356	3,647	14,003
Unrealized gain (loss) on derivative instruments	(2,117)	1	(2,116)
Foreign currency translation adjustments	13,717	2,251	15,968
Pension liability adjustments	3,861	772	4,633
Balance at June 30, 2009	¥7,390,729	¥1,877,085	¥9,267,814

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total Equity
Balance at March 31, 2010	¥7,788,153	¥1,982,726	¥9,770,879
Dividends paid to NTT Shareholders	(79,392)	—	(79,392)
Dividends paid to noncontrolling interests	—	(42,975)	(42,975)
Acquisition of treasury stocks	(29)	—	(29)
Resale of treasury stocks	22	—	22
Other equity transactions	(5,095)	2,709	(2,386)
Net income (loss)	155,938	52,780	208,718
Other comprehensive income (loss)	(7,147)	(1,145)	(8,292)
Unrealized gain (loss) on securities	(13,144)	(2,534)	(15,678)
Unrealized gain (loss) on derivative instruments	(1,068)	(53)	(1,121)
Foreign currency translation adjustments	7,345	1,473	8,818
Pension liability adjustments	(280)	(31)	(311)
Balance at June 30, 2010	¥7,852,450	¥1,994,095	¥9,846,545

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to categorize by fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2010 are as follows:

	Millions of yen
	March 31, 2010
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥87,411	¥87,282	¥129	¥—
Foreign equity securities	109,858	109,858	—	—
Domestic debt securities	15,187	1,010	13,110	1,067
Foreign debt securities	2,846	102	2,744	—
Derivatives:
Forward exchange contracts	8	—	8	—
Interest rate swap agreements	3,342	—	3,342	—
Currency swap agreements	946	—	946	—

Liabilities
Derivatives:
Forward exchange contracts	196	—	196	—
Interest rate swap agreements	2,178	—	2,178	—
Currency swap agreements	4,385	—	4,385	—
Currency option agreements	¥1,552	¥—	¥1,552	¥—

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	June 30, 2010
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥77,926	¥77,808	¥118	¥—
Foreign equity securities	99,363	99,363	—	—
Domestic debt securities	18,154	1,020	14,657	2,477
Foreign debt securities	2,206	8	2,198	—
Derivatives:
Forward exchange contracts	2	—	2	—
Interest rate swap agreements	2,986	—	2,986	—
Currency swap agreements	58	—	58	—

Liabilities
Derivatives:
Forward exchange contracts	324	—	324	—
Interest rate swap agreements	2,308	—	2,308	—
Currency swap agreements	19,747	—	19,747	—
Currency option agreements	¥1,952	¥—	¥1,952	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified to Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.　In case fair value is measured by inputs derived from unobservable data, it is classified to Level 3.

Derivatives –

Derivatives comprised forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified to Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended June 30, 2009 and 2010 are immaterial.

5. Business segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments –

Sales and operating revenue:

	Millions of yen
For the three months ended June 30	2009	2010

Regional communications business -
Customers	¥833,814	¥836,767
Intersegment	126,921	120,337

Total	960,735	957,104

Long distance and international communications business -
Customers	282,931	278,137
Intersegment	25,153	24,589

Total	308,084	302,726

Mobile communications business -
Customers	1,073,293	1,077,556
Intersegment	11,461	11,688

Total	1,084,754	1,089,244

Data communications business -
Customers	239,848	233,327
Intersegment	30,252	31,046

Total	270,100	264,373

Other -
Customers	73,003	73,126
Intersegment	188,202	174,208

Total	261,205	247,334
Elimination	(381,989)	(361,868)

Consolidated total	¥2,502,889	¥2,498,913

Segment profit or loss:

	Millions of yen
For the three months ended June 30	2009	2010

Operating income (loss):
Regional communications business	¥16,076	¥41,531
Long distance and international communications business	24,892	21,183
Mobile communications business	250,370	239,069
Data communications business	21,242	14,100
Other	11,174	10,642

Total	323,754	326,525
Elimination	2,017	13,129

Consolidated operating income	¥325,771	¥339,654

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2009 and 2010.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2009 and 2010 were ¥58,378 million and ¥58,209 million, respectively.

7. Contingent liabilities:

Contingent liabilities at June 30, 2010 for loans guaranteed amounted to ¥2,391 million.

At June 30, 2010, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

8. Subsequent events:

On July 15, 2010, NTT agreed with Dimension Data Holdings plc (“Dimension Data”), an English public limited company based in the Republic of South Africa, to commence the acquisition of all of Dimension Data’s ordinary shares (those currently issued and those that will be issued), in exchange for cash. It is intended that the acquisition will be effected by means of a recommended cash offer. The offer price for each ordinary share in Dimension Data is expected to be 120 pence and the total acquisition price is expected to be approximately up to GBP 2,120 million. The acquisition process is expected to be completed around October 2010, subject to compliance with the relevant competition laws. The financial effect on the results for the current fiscal year is under review.